Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement No. 333-270004 Dated November 15, 2024 Rule 424(b)(2)

$10,328,000

Callable Zero Coupon Notes due November 18, 2039

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for an investor who seeks notes that do not provide periodic interest payments, while seeking a payment upon any early redemption or at maturity that reflects an Accretion Rate of 8.24% per annum (without compounding, using a 360-day year composed of twelve 30-day months) and, if we elect to redeem the notes early, an additional payment upon early redemption that accrues at a rate of 1.00% per annum (without compounding, using a 360-day year composed of twelve 30-day months), and who is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Principal Amount:	$1,000 per $1,000 principal amount note
Payment at Maturity:	On the Maturity Date, we will pay you the Accreted Principal Amount as of the Maturity Date as specified in “Annex A — Early Redemption Payment / Maturity Payment / Yield to Redemption or Maturity Schedule” to this pricing supplement, subject to the Interest Accrual Convention described below, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Interest:	The notes do not pay any interest.
Accretion Rate:	8.24% per annum (without compounding, using a 360-day year composed of twelve 30-day months)
Call Premium Rate:	1.00% per annum (without compounding, using a 360-day year composed of twelve 30-day months)
Call Premium Amount:	With respect to each Redemption Date, an amount per $1,000 principal amount note that accrues on the Principal Amount from and including the Original Issue Date to but excluding that Redemption Date at the Call Premium Rate, without compounding, using a 360-day year composed of twelve 30-day months. The applicable Call Premium Amount is payable only if we elect to redeem the notes early.
Call Feature:	On November 19th of each year, beginning on November 19, 2026 and ending on November 19, 2038 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price per $1,000 principal amount note equal to (i) the Accreted Principal Amount as of the relevant Redemption Date plus (ii) the Call Premium Amount with respect to that Redemption Date, as set forth in “Annex A — Early Redemption Payment / Maturity Payment / Yield to Redemption or Maturity Schedule” to this pricing supplement, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Accreted Principal Amount:	As of any date of determination, for each $1,000 principal amount note, the Principal Amount plus an additional amount that accrues on the Principal Amount from and including the Original Issue Date to but excluding that date of determination at the Accretion Rate, without compounding, using a 360-day year composed of twelve 30-day months.
Pricing Date:	November 15, 2024
Original Issue Date:	November 19, 2024, subject to the Business Day Convention (Settlement Date)
Maturity Date:	November 18, 2039, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted. Any payment on the notes will not be adjusted, and no interest will accrue or be payable, as a result of the relevant payment date being adjusted according to the Business Day Convention.
CUSIP:	48130CVC6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$15	$985
Total	$10,328,000	$154,920	$10,173,080

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) UBS Financial Services Inc., which we refer to as UBS, will receive selling commissions from us of $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement, as supplemented by “Supplemental Plan of Distribution” in this pricing supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, for purposes of the section entitled “General Terms of Notes — Payment upon an Event of Default” in the accompanying product supplement, in case of the acceleration of the notes upon an event of default, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the Accreted Principal Amount as of the date of acceleration.

The amount determined as described above will constitute the final payment on the notes, and no additional amounts will accrue with respect to the notes following the date of acceleration.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — We will pay you at maturity, for each $1,000 principal amount note, the Accreted Principal Amount as of the Maturity Date, which will be greater than $1,000, if you hold the notes to maturity, provided that your notes are outstanding and have not previously been called on any Redemption Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price per $1,000 principal amount note equal to (i) the Accreted Principal Amount as of the relevant Redemption Date plus (ii) the Call Premium Amount with respect to that Redemption Date, as set forth in “Annex A — Early Redemption Payment / Maturity Payment / Yield to Redemption or Maturity Schedule” to this pricing supplement, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. The applicable Call Premium Amount is payable only if we elect to redeem the notes early. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	ANNUAL UNCOMPOUNDED ACCRETION OF PRINCIPAL — The notes will accrete in value based on an Accretion Rate of 8.24% per annum (without compounding, using a 360-day year composed of twelve 30-day months). The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAX TREATMENT — The notes will be treated for U.S. federal income tax purposes as debt instruments that are subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the section entitled “Material U.S. Federal Tax Consequences” in this pricing supplement. You should review that section carefully and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum
Callable Zero Coupon Notes	PS-2

levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Callable Zero Coupon Notes	PS-3

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive per $1,000 principal amount note an amount equal to (i) the Accreted Principal Amount as of the relevant Redemption Date plus (ii) the Call Premium Amount with respect to that Redemption Date, as set forth in “Annex A — Early Redemption Payment / Maturity Payment / Yield to Redemption or Maturity Schedule” to this pricing supplement. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level or risk in the event the notes are redeemed prior to maturity.

Many factors may influence the likelihood of your notes being redeemed, including but not limited to the level and volatility of interest rates and our credit spreads, the payment upon early redemption on a redemption date, the payment at maturity and the time remaining until your notes mature. In general, your notes are more likely to be redeemed when prevailing interest rates are lower than the return from the payment upon early redemption on a redemption date. Further, your notes are less likely to be redeemed if the payment upon early redemption on a redemption date is higher than the discounted value of the payment at maturity, discounted using the prevailing interest rates and our credit spreads.  As a result, we may not exercise our option to redeem your notes prior to maturity and you may not be able to receive an amount in cash that is greater than the payment at maturity even though the applicable payment upon early redemption for one or more redemption dates may be higher than the payment at maturity.

•	THE APPLICABLE CALL PREMIUM AMOUNT IS PAYABLE ONLY IF WE ELECT TO REDEEM THE NOTES EARLY — If we elect to redeem the notes early, you will receive on the relevant Redemption Date, in addition to the Accreted Principal Amount as of that Redemption Date, an additional amount equal to the Call Premium Amount with respect to that Redemption Date. The applicable Call Premium Amount is payable only if we elect to redeem the notes early. If we do not elect to redeem the notes early, at maturity you will receive for each $1,000 principal amount note only the Accreted Principal Amount as of the Maturity Date and the per annum yield on the notes will be less than the per annum yield you would have received if we had elected to redeem the notes early.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. J.P. Morgan Securities LLC, which we refer to as JPMS, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of
Callable Zero Coupon Notes	PS-4

the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

Material U.S. Federal Tax Consequences

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion under “Material U.S. Federal Tax Consequences” in the accompanying product supplement no. 1-I. Our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the notes will be issued with OID (and without any QSI) each as defined and described under “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments and That Have a Term of More than One Year — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments” therein.

We have an unconditional option to redeem the notes on each of specified dates prior to their stated maturity date.  Under applicable regulations, these options will be deemed to be exercised or not exercised in a manner that minimizes yield.  Based on certain determinations made by us, we have determined, and the remainder of this discussion assumes, that our options to redeem the notes prior to maturity will be deemed not to be exercised.  You should consult your tax adviser regarding the tax consequences to you if this determination were found to be incorrect.

The amount of OID with respect to a note will equal the difference between the note’s stated redemption price at maturity (i.e., the Accreted Principal Amount corresponding to the Maturity Date set forth below under “Annex A — Early Redemption Payment / Maturity Payment / Yield to Redemption or Maturity Schedule”) and its issue price. As described in the accompanying product supplement, you will be required to include OID in your income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest. Under this method, you generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. The yield to maturity of a note, which we have determined will be an annual rate of 5.51%, compounded annually, is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the note to equal the issue price.

Upon a sale or exchange of a note (including early redemption), you will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the note.  Your adjusted tax basis in a note generally will equal your original purchase price for the note, increased by the amounts of OID that you previously included in income with respect to the note. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale or exchange you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S.

Callable Zero Coupon Notes	PS-5

holders are generally subject to taxation at reduced rates.  Any capital loss you recognize may be subject to limitations.

Yield to Maturity and OID Accrual Schedule

Using the yield to maturity set forth below in the table under “Annex A – Early Redemption Payment / Maturity Payment / Yield to Redemption or Maturity Schedule” and assuming a semiannual period, the following table sets forth the amount of OID that will accrue for purposes of U.S. federal income tax reporting with respect to a note during each calendar period.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
November 19, 2024 through December 31, 2024	$6.19	$6.19
January 1, 2025 through December 31, 2025	$55.47	$61.66
January 1, 2026 through December 31, 2026	$58.53	$120.19
January 1, 2027 through December 31, 2027	$61.75	$181.94
January 1, 2028 through December 31, 2028	$65.16	$247.10
January 1, 2029 through December 31, 2029	$68.75	$315.85
January 1, 2030 through December 31, 2030	$72.54	$388.39
January 1, 2031 through December 31, 2031	$76.54	$464.93
January 1, 2032 through December 31, 2032	$80.76	$545.69
January 1, 2033 through December 31, 2033	$85.21	$630.90
January 1, 2034 through December 31, 2034	$89.91	$720.81
January 1, 2035 through December 31, 2035	$94.86	$815.67
January 1, 2036 through December 31, 2036	$100.09	$915.76
January 1, 2037 through December 31, 2037	$105.61	$1,021.37
January 1, 2038 through December 31, 2038	$111.43	$1,132.80
January 1, 2039 through November 18, 2039	$103.65	$1,236.45

The yield to maturity and OID accrual schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield or timing of the payment or payments will be. The amounts you actually receive at maturity or upon any earlier sale or exchange of your notes will affect your income for that year, as described above under “Material U.S. Federal Income Tax Consequences.”

Secondary Market Prices of the Notes

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be six months. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates.

Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the notes that it purchases from us to the public or its affiliates at the price to public indicated on the cover hereof.

Subject to regulatory constraints, JPMS intends to offer to purchase the notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See “Use of Proceeds and Hedging” in the accompanying product supplement.

Callable Zero Coupon Notes	PS-6

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2023, which was filed as an exhibit to the Registration Statement on Form S-3 by us on February 24, 2023.

Callable Zero Coupon Notes	PS-7

Annex A — Early Redemption Payment / Maturity Payment / Yield to Redemption or Maturity Schedule

Redemption Date / Maturity Date	Payment upon Early Redemption per $1,000 Principal Amount Note (1)	Payment at Maturity per $1,000 Principal Amount Note (2)	Yield to Redemption or Maturity (3)
November 19, 2026	1,184.86	N/A	8.85%
November 19, 2027	1,277.29	N/A	8.50%
November 19, 2028	1,369.72	N/A	8.18%
November 19, 2029	1,462.15	N/A	7.89%
November 19, 2030	1,554.58	N/A	7.63%
November 19, 2031	1,647.01	N/A	7.39%
November 19, 2032	1,739.44	N/A	7.16%
November 19, 2033	1,831.87	N/A	6.95%
November 19, 2034	1,924.30	N/A	6.76%
November 19, 2035	2,016.73	N/A	6.58%
November 19, 2036	2,109.16	N/A	6.41%
November 19, 2037	2,201.59	N/A	6.26%
November 19, 2038	2,294.02	N/A	6.11%
Maturity Date	N/A	$2,236.45	5.51%
(1)	Equal to the Accreted Principal Amount plus the Call Premium Amount, based on an Accretion Rate of 8.24% per annum and a Call Premium Rate of 1.00% per annum (in each case, without compounding, using a 360-day year composed of twelve 30-day months).
(2)	Equal to the Accreted Principal Amount, based on an Accretion Rate of 8.24% per annum (without compounding, using a 360-day year composed of twelve 30-day months), if the notes have not been redeemed early.
(3)	The yield to redemption or maturity of a note, which we have determined will be an annual rate of the applicable yield set forth above, compounded annually, is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the note up to the applicable Redemption Date or the Maturity Date, as applicable, to equal the issue price.

Callable Zero Coupon Notes	PS-8